

February 21, 2008

Room 7010

James S. Porter
Chief Financial Officer
Apogee Enterprises, Inc.
7900 Xerxes Avenue South – Suite 1800
Minneapolis, Minnesota 55431

      Re: Apogee Enterprises, Inc.
             Form 10-Q for Fiscal Quarter Ended December 1, 2007
             File No. 000-06365

Dear Mr. Porter:

We have completed our review of your Form 10-Q and related filings and have no further comments at this time.

Sincerely,

Terence O'Brien
Branch Chief